Exhibit 1.02

AMERICAN AXLE & MANUFACTURING HOLDINGS, INC.
CONFLICT MINERALS REPORT
Year End December 31, 2013

This report covers the period of January 1, 2013 through December 31, 2013 and is to comply with Rule 13p-1 (17CFR 240.13p-1) (the Rule) under the Securities and Exchange Act of 1934. The Rule imposes certain reporting requirements on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG) that originated in the Democratic Republic of the Congo or an adjoining country.

AAM is a Tier 1 supplier to the automotive industry. We manufacture, engineer, design and validate driveline and drivetrain systems and related components and chassis modules for light trucks, sport utility vehicles, passenger cars, crossover vehicles and commercial vehicles. Driveline and drivetrain systems include components that transfer power from the transmission and deliver it to the drive wheels. Our driveline, drivetrain and related products include axles, driveheads, chassis modules, driveshafts, power transfer units, transfer cases, chassis and steering components, transmission parts and metal-formed products. In addition to locations in the United States (Michigan, Ohio, Indiana, and Pennsylvania), we also have offices or facilities in Brazil, China, Germany, India, Japan, Luxembourg, Mexico, Poland, Scotland, South Korea, Sweden and Thailand. Our business and products are more fully described in our public website (www.aam.com).

The automotive industry supply chain is a high volume, complex and interdependent undertaking. The successful launch and continued manufacturing of a vehicle takes massive coordination and several years of planning. Most of the products sold by AAM are highly engineered mechanical devices subject to extreme tolerances and operating conditions. Changes to the direct material supply base are only conducted by a Tier 1 supplier after extensive research and qualification of the sub-supplier and detailed compliance with the vehicle manufacturer’s production part approval process.

The Rule requires that an SEC registrant conduct due diligence of its supply chain utilizing a nationally or internationally recognized due diligence framework. The Rule states the OECD’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (January 2013) (OECD Guidance) satisfies this criteria and may be used as a framework for purposes of satisfying the Rule’s requirement that an SEC registrant exercise due diligence.

The following explains AAM’s due diligence process, which is in alignment with the OECD Guidance.

Design of Due Diligence
Step 1: Management System.

A.	Conflict Mineral Policy

•	AAM’s Conflict Minerals Policy (Policy) can be found on AAM’s public website at http://www.aam.com/Suppliers/Conflict-Minerals-170.html.

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The Policy states AAM will comply with the disclosure and reporting requirements of Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act, as well as the rules of the SEC promulgated under such Act.

◦	The Policy also requires AAM’s suppliers to engage in due diligence of their supply chain to understand and report the content of their parts supplied to AAM.

B.	Internal Management Structure

•	Cross Functional Team

◦	A cross functional team including representatives from Global Procurement, Engineering, Finance, Legal, and Sales was established to support supply chain due diligence.

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The purpose of the cross functional team is to ensure availability of resources necessary to support AAM’s supply chain due diligence process and meet the regulatory requirements applicable to AAM. The team monitors execution and effectiveness of AAM’s process and collaborates to promote compliance.

•	Senior Leadership or Executive Level Awareness

◦	AAM’s General Counsel leads and oversees the team and provides periodic program updates to other senior management and to the Audit Committee and Board of Directors.

C.	Controls and Transparency Over The Mineral Supply Chain

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The OECD Guidelines encourage participation in industry-driven programs to establish a system of controls and transparency over the mineral supply chain which includes either a chain of custody or a traceability system. AAM is engaged and actively participates in the Original Equipment Suppliers Association (OESA). The OESA has established a focus group on conflict minerals and AAM is a participant. AAM has also begun utilizing the iPoint Conflict Minerals Platform (iPCMP) which is promoted by the Automotive Industry Action Group (AIAG) comprised of membership from original equipment manufacturers and suppliers. This industry-driven group contributes financially to the Conflict Free Smelter Initiative (CFSI) which supports the certification of smelter’s and refiners to be validated as conflict free.

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Certification through the CFSI validates chain of custody and/or traceability of the minerals from the mine to the smelter. This is the primary methodology for a downstream supplier like AAM to have potential influence on the upstream supply base (smelters/refiners).

D.	Company Engagement With Supplier

•	AAM has established a supplier portal to strengthen AAM’s engagement with suppliers.

◦	The supplier portal is available at http://www.aam.com/Suppliers/Suppliers-Home-129.html.

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The supplier portal provides compliance guidance and other conflict mineral specific documents (i.e. Policy, supplier response documentation, AAM expectation of supplier compliance, and general communication).

◦	AAM communicated conflict mineral information to its supply base at Regional Supplier Days in 2013 held in Brazil, India and Europe.

◦	AAM will also conduct its annual Supplier Day in 2014 during which the importance of supplier timely and thorough compliance with due diligence requests will be emphasized.

E.	Record Retention

•	AAM has established a compliant record retention policy.

F.	Grievance Mechanism

•	The conflictminerals@aam.com mailbox is a mechanism available for any interested stakeholder to communicate their concerns/grievances regarding AAM’s conflict minerals process.

Step 2 Identify and Assess Risks

A.	Identification of Suppliers and Point of Contact

•	AAM has identified and contacted each of its direct material suppliers from whom shipments were received or to whom payments were made in 2013.

•	We believe a phased approach is reasonable due to AAM having over 700 direct material suppliers.

▪	First we conducted a survey of our direct material suppliers that represent over 80% of our expenditures in 2013.

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Second, with the technical assistance of our Engineering Department, we conducted a risk-based approach focusing on the Tier 2 suppliers that our research suggests may have conflict minerals in the products they supply to AAM. This risk based approach is consistent with the method many of our peer companies are using to comply with the Rule. This group was surveyed in the second phase.

▪	The third phase of the survey encompasses all other direct material suppliers.

•	Suppliers were requested to identify individual(s) responsible for providing conflict mineral information from their company.

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Non responsive suppliers received follow up written requests from AAM. In an attempt to determine where conflict minerals originated, AAM’s Reasonable Country of Origin Inquiry was made using industry standard reporting templates. These include the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSi) Template known as the CFSI Reporting Template, and as mentioned earlier, the iPCMP (collectively, the Templates). The Templates were developed to provide a consistent means of reporting and to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain.

They include questions regarding a company’s conflict free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Templates contain questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

B.	Assessment of Risk
All responses received a desk top review to assess the following risk elements:

•	Completeness of submission.

•	Submission of smelter data and determination if smelter has been validated as compliant in accordance with the CFSI.

If questions arose regarding supplier submissions, AAM had further communication with the supplier for clarification and understanding of their submission. Communication was by way of email.
Step 3: Responding to Identified Risks

•	Due diligence will be an on-going proactive process. The three phase approach utilized by AAM in 2013 is described above. Going forward, AAM’s strategy for identifying risks will be focused on:

◦	Companies acknowledged as supplying 3TG to confirm where necessary the accuracy of identified smelters.

◦	Companies that did not provide a fully completed Template to date.

◦	Pre-qualifying any new direct material suppliers through the submission of a completed Template before they become active participants in the AAM supply base.

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Amending, if necessary, the AAM standard terms and conditions of purchase as necessary to create a contractual obligation for our suppliers to report the requested information. Suppliers representing over 90% of our annual spend have responded without the necessity of such action.

◦	Action by senior management as may be necessary to assure that non responsive suppliers provide AAM with a completed Template.

◦	Follow up communication with suppliers who provided contradictory 3TG information asking for clarification.

•	Report findings to designated senior management, the Audit Committee and the Board of Directors as necessary.

Step 4: Independent Third Party Audit of Supply Chain Due Diligence of Smelters and Refiners

•	AAM does not have a direct relationship with 3TG smelters and refiners and does not perform or direct audits of these entities within our supply chain.

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AAM utilizes information from the Conflict Free Smelter Program (CFSP). The CFSP assesses the activities, processes and systems used by the smelter to conclude whether the smelter is in conformance with the OECD Guidance and therefore certified conflict free.

Step 5: Report on Supply Chain Due Diligence

•	Company Due Diligence

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AAM’s due diligence has been conducted at the company level. AAM developed a list of all suppliers who provide direct material to AAM. From that list, the three phase approach described in Step 2A was executed.

•	Risk Assessment and Mitigation

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The supplier-submitted Templates were evaluated against the criteria described in Step 2B to determine if further communication was required. We worked directly with suppliers to submit revised responses. Once responses were received, we identified which smelters were on the compliant conflict free list.

•	Summary of Due Diligence Responses
Every direct material supplier as described in Step 2A was contacted. AAM received responses from suppliers that represent 91% of all direct material purchases during 2013. To date, AAM has determined that 8 of the 371 responses received from a supply base of 704 direct material suppliers are from suppliers that have purchased materials containing 3TG originating in the covered countries. However, none of these 8 suppliers have been able to determine the mine or the location of origin of the 3TG in the products supplied to AAM. Of all the suppliers who have provided completed Templates to AAM, 37% indicate they have a conflict mineral policy in place.

•	Results and Future Mitigation

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Based on the facts available, AAM has concluded that an Independent Private Sector Audit is not presently required. The due diligence process conducted by AAM aligns with the OECD Guidance. The primary steps that AAM can take to mitigate risk, consistent with its Policy, are set forth in Step 3 and 4 above. Efforts will be made to determine the mine or location of origin with the greatest specificity possible given the limitations inherent in the supplier reporting system. There will be continued application of the review criteria applicable to all Templates submitted.